Exhibit 21.1

LIST OF SUBSIDIARIES OF AFFINION GROUP, INC.

Subsidiary	Jurisdiction of Origin
Affinion Group, LLC
(fka Cendant Marketing Group, LLC)	DE
Affinion Benefits Group, Inc
(fka Progeny Marketing Innovations Inc.)	DE
Cardwell Agency, Inc.	VA
Trilegiant Corporation	DE
Safecard Services Insurance Company	ND
Affinion Loyalty Group, Inc.
(fka Trilegiant Loyalty Solutions, Inc.)	DE
Affinion Data Services, Inc.
(fka Cendant Data Services, Inc.)	DE
Affinion Publishing, LLC	DE
Long Term Preferred Care, Inc.	TN
Affinion Loyalty, LLC	DE
Travelers Advantage Services, Inc.	DE
Trilegiant Insurance Services, Inc.	DE
Trilegiant Retail Services, Inc.	DE
Trilegiant Auto Services, Inc.	WY
Credit Card Sentinel Sweden AB	Sweden
CUC Asia Holdings	DE
Entertainment Publications of Argentina, S.A.	Argentina
Entertainment Publications de Mexico, S.A. de C.V.	Mexico
Consumer Alliance Group Inc.	Canada
CED Australasia Limited
(fka Cendant Australasia Limited)	New Zealand